Exhibit 99.2

January 12, 2003

By Fax

J. Michael Norris, Chairman of the Board,
    President, and Chief Executive Officer
Next Level Communications, Inc.
6085 State Farm Drive
Rohnert Park, California 94928

Dear Michael:

        Motorola, Inc. ("Motorola") is pleased to advise you that it intends to commence a tender offer for all of the outstanding shares of common stock of its subsidiary, Next Level Communications, Inc. ("Next Level" or the "Company"), not owned by Motorola, at a purchase price of $1.04 per share in cash. This represents a premium of approximately 14.4% over the closing price on Friday, January 10, 2003, and a 28.6% premium over the average closing price for the last 90 trading days. In our view, this price represents a fair price to the Company's shareholders and this transaction will be mutually beneficial to the Company's shareholders and Motorola.

        The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by Motorola and its affiliates and, unless waived, Motorola owning at least 90% of the outstanding Next Level common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same $1.04 per share cash price. There will be no financing contingency associated with the tender offer.

        As majority investor and principal financial backer of the Company to date, we appreciate the efforts you and others have made to improve the Company's performance and strategic position in the challenging environment for wireline equipment suppliers. We believe challenges in your business will continue, requiring further financial and other support from Motorola for Next Level to be competitive as a stand-alone company. Now is the time to reintegrate the Company into Motorola so that together we can focus efforts on Next Level's customers, technology and product development from a stable financial platform with broad resources to address the future of broadband communications.

        In order to promptly and fully realize these benefits, we wish to complete this transaction as quickly as possible. Accordingly we intend to commence a tender offer as soon as practicable without seeking approval from Next Level's board of directors. Motorola understands, however, that Next Level's board may wish to retain legal and financial advisors to help them consider their position with respect to this offer. We are hopeful that by proceeding with a tender offer the Company's shareholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

        A copy of the press release and supporting materials announcing the tender offer are attached for your information. We expect to make this release public prior to the market opening tomorrow.

        I will head the Motorola business team on this transaction and Michelle Warner will lead the legal team. If you have any questions concerning our offer, please contact me or Michelle.

                      Best regards,

                      Don McLellan
                      Corporate Vice President & Director, Corporate Development